

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2011

Mr. Julian Heslop
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, TW8 9GS
England

> **Re: GlaxoSmithKline plc**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **File No. 001-15170**

Dear Mr. Heslop:

We have limited our review of your filing to those issues we have addressed in our comments.   In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Financial Review 2010
Critical accounting policies, page 40

1. You refer to Note 3 to the financial statements for additional information on the judgments and estimates, associated with all of your critical accounting policies other than turnover. However, Note 3 does not describe the key assumptions, underlying these six other critical accounting estimates, and only provides a sensitivity analysis for the discount rate, used to determine the cost of providing pensions and other post-employment benefits. Please provide us proposed disclosure to be included in future periodic filings to address your other critical accounting policies.

Notes to the financial statements

29 Other provisions, page 148

2. Please provide us proposed disclosure to be included in future periodic filings showing a disaggregation of the £4.111 billion charge for 2010 and the £2.047 billion amount paid in 2010 for each matter discussed on page 149, as the nature of these matters does not appear to be sufficiently similar to warrant aggregation under paragraph 87 of IAS 37. Also, include in the proposed disclosure the number of court cases that were settled by these payments in 2010 and the number of court cases still open at December 31, 2010 and tell us your consideration of the disclosure guidance in SAB Topic 5Y Question 3. In addition, include in the proposed disclosure the factors that determined your recognition of the £4.111 billion legal charge obligation in 2010 instead of earlier periods.

3. You do not appear to have provided all of the disclosure described in paragraphs 84-85 of IAS 37. Please provide us proposed disclosure to be included in future filings or explain to us your basis for omitting this information.

44 Legal proceedings, page 178

4. You indicate that the Group is involved in certain legal proceedings, where it is not possible to make a reliable estimate of the expected future financial effect. For legal proceedings where the possibility of an outflow in settlement is other than remote, please provide us proposed disclosure to be included in future periodic filings showing, for each class of contingent liability, the disclosures described in paragraphs 86-92 of IAS 37, such as a description of the nature of the contingent liability and an estimate of the related reasonably likely financial effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Wyman, Staff Accountant, at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant